COHEN & STEERS LOW DURATION PREFERRED AND INCOME FUND, INC.

280 Park Avenue, 10th floor

New York, NY 10017

VIA EDGAR

November 6, 2015

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Elisabeth Bentzinger, Senior Counsel

Re:	Cohen & Steers Low Duration Preferred and Income Fund, Inc.

File Numbers: 333-206888; 811-23097

Dear Ms. Bentzinger:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cohen & Steers Low Duration Preferred and Income Fund, Inc. hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective as soon as possible on November 25, 2015 or as soon as possible thereafter.

The request of the representative of the distributor, Cohen & Steers Securities, LLC, will be delivered to you by separate letter.

Very truly yours,

COHEN & STEERS LOW DURATION PREFERRED AND INCOME FUND, INC.

By:	/s/ Tina M. Payne
Assistant Secretary

COHEN & STEERS SECURITES, LLC

280 Park Avenue

New York, NY 10017

VIA EDGAR

November 6, 2015

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Elisabeth Bentzinger, Senior Counsel

Re:	Cohen & Steers Low Duration Preferred and Income Fund, Inc.

File Numbers: 333-206888; 811-23097

Dear Ms. Bentzinger:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Cohen & Steers Low Duration Preferred and Income Fund, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective as soon as possible on November 25, 2015 or as soon as possible thereafter.

Very truly yours,

COHEN & STEERS SECURITIES, LLC

By:	/s/ Tina M. Payne
Secretary